Exhibit 99.1

Nayax Appoints Keren Sharir as President and CMO

HERZLIYA, Israel, September 4, 2024 — Nayax Ltd. (Nasdaq: NYAX; TASE: NYAX), a global commerce enablement payments and loyalty platform designed to help merchants scale their business, today announced that Keren Sharir has been appointed to the newly created role of President in addition to her current role of Chief Marketing Officer (CMO), effective immediately.

Ms. Sharir has served as CMO since 2014. As President and CMO, in addition to continuing to manage the company’s marketing strategy, growth and brand, Ms. Sharir will support the CEO in aligning the operations of the business, building policies and procedures that meet the Nayax standards, vision, and core values, and increasing internal efficiency across all departments while steering the company’s growth efforts.

“For the past decade, Keren has been an instrumental part of Nayax’s growth. We are confident that Keren’s expanded role and responsibilities will help us achieve our ambitious goals and strategic objectives,” said Yair Nechmad, CEO and Chairman, Nayax. “On behalf of myself and the entire Nayax team, we congratulate Keren on this well-deserved promotion.”

“Nayax is at the forefront of incredible innovation in the payments and loyalty industries, and I am honored to assume my new expanded responsibility to help the company meet its targets,” Ms. Sharir said. “I look forward to continuing to work alongside Yair, the senior leadership team, and our talented employees to deliver value for our customers, employees, and stakeholders.”

Ms. Sharir joined Nayax as CMO in 2014, a role focused on managing the company’s marketing and go-to-market strategy. In her time at Nayax, Ms. Sharir played an integral role building the North American operations, opening the Nayax LLC office as General Manager. Leading up to 2021, Ms. Sharir helped lead the company’s public markets debut in 2021 on the Tel Aviv Exchange. Ms. Sharir’s marketing innovation has led Nayax to being a leading brand in the Automated Self-Service space globally. Prior to joining Nayax, Ms. Sharir held marketing and executive positions in multiple startups in Israel and the U.S. Ms. Sharir holds a Bachelor of Science degree in mathematics and computer science from the University of Haifa.

Forward-Looking Statements
This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to: our expectations regarding general market conditions, including as a result of the COVID-19 pandemic and other global economic trends; changes in consumer tastes and preferences; fluctuations in inflation, interest rate and exchange rates in the global economic environment; the availability of qualified personnel and the ability to retain such personnel; changes in commodity costs, labor, distribution and other operating costs; our ability to implement our growth strategy; changes in government regulation and tax matters; other factors that may affect our financial condition, liquidity and results of operations; general economic, political, demographic and business conditions in Israel, including the ongoing war in Israel that began on October 7, 2023 and global perspectives regarding that conflict; the success of operating initiatives, including advertising and promotional efforts and new product and concept development by us and our competitors; and other risk factors discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on February 28, 2024 (our "Annual Report"). The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in our Annual Report. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

About Nayax

Nayax is a global commerce enablement, payments and loyalty platform designed to help merchants scale their business. Nayax offers a complete solution including localized cashless payment acceptance, management suite, and loyalty tools, enabling merchants to conduct commerce anywhere, at any time. With foundations and global leadership in serving unattended retail, Nayax has transformed into a comprehensive solution focused on our customers' growth across multiple channels. As of June 30, 2024, Nayax has 11 global offices, approximately 1,100 employees, connections to more than 80 merchant acquirers and payment method integrations and globally recognized as a payment facilitator. Nayax's mission is to improve our customers' revenue potential and operational efficiency. For more information, please visit www.nayax.com

Public Relations Contact:
Scott Gamm
Strategy Voice Associates
scott@strategyvoiceassociates.com

Investor Relations Contact:
Aaron Greenberg, CSO
aarong@nayax.com